



Brian Yormak Partner at Story Ventures

I have been a professional investor for nearly 10 years. Over that time, I have learned that the best way to generate returns is to invest in best-in-class people -- individuals that are thoughtful, creative, strong communicators, and passionate about the problem they are trying to solve. I can confidently say that Corey has all of these traits in spades. Additionally, we view founder-market fit to be a critical determinant of business outcome. For Aspireship, the company needs to excel in community building, software automation and marketing. Corey has a world-class track record across each of these categories and the people he has recruited add to that "do whatever it takes" mentality. We have invested in Aspireship every step of the way and cannot wait to further support this rocket ship (no pun intended).

Invested $250,000 this round & $900,000 previously

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